Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 13, 2018 (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to expense allocations for certain corporate functions historically provided by Wyndham Worldwide Corporation), relating to the combined financial statements of the Wyndham Hotels & Resorts businesses, consisting of the entities holding substantially all of the assets and liabilities of the Wyndham Worldwide Hotel Group business used in managing and operating the hotel businesses of Wyndham Worldwide Corporation, as further discussed in Note 1 to the combined financial statements, appearing in the registration statement on Form 10 of Wyndham Hotels & Resorts, Inc., as amended, dated April 19, 2018.

/s/ Deloitte & Touche LLP

New York, New York

May 14, 2018